Exhibit 99.1

Quhuo to Hold 2023 Annual General Meeting on February 19, 2024

BEIJING, January 17, 2024 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading gig economy platform focusing on local life services in China, today announced that it will hold its 2023 annual general meeting of shareholders at 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on February 19, 2024, at 10:00 a.m. (local time).

The proposals to be submitted for shareholders’ approval at the annual general meeting include (1) by way of an ordinary resolution, the ratification of the appointment of Marcum Asia CPAs LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2023; (2) by way of an ordinary resolution, the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares comprising of (i) 300,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), (ii) 6,296,630 shares as Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), and (iii) 193,703,370 shares of such class (or classes) as the board of directors of the Company (the “Board”) may determine in accordance with the Company’s memorandum and articles of association (the “Undesignated Shares”) to US$500,000 divided into 5,000,000,000 shares comprising of (i) 3,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 1,993,703,370 Undesignated Shares, by the creation of 2,700,000,000 Class A Ordinary Shares and 1,800,000,000 Undesignated Shares; (3) by way of a special resolution, the variation and increase of the voting power of the Class B Ordinary Shares such that each Class B Ordinary Share shall entitle the holder thereof to four hundred and eighty (480) votes on all matters subject to vote at general meetings of the Company; and (4) by way of a special resolution, the approval and adoption of the Third Amended and Restated Memorandum and Articles of Association with immediate effect in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect.

The Board has fixed January 16, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend and vote at the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the annual general meeting and any adjournment or postponement thereof in person. The Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about January 24, 2024.

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media inquiries, please contact:

Quhuo Limited
E-mail: pr@meishisong.cn